ZIMMERMAN SIGN COMPANY

Financial Statements

December 31, 2001 and June 30, 2001

(With Independent Auditors' Report Thereon)

ZIMMERMAN SIGN COMPANY

Independent Auditors' Report

The Board of Directors
Zimmerman Sign Company:

We have audited the accompanying balance sheets of Zimmerman Sign Company (the Company) as of December 31, 2001 and June 30, 2001, and the related statements of operations, stockholders' deficit, and cash flows for the six months ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zimmerman Sign Company as of December 31, 2001 and June 30, 2001, and the results of its operations and its cash flows for the six months ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/KPMG LLP

Dallas, Texas
May 15, 2002, except as to note 12,
which is as of June 26, 2002

ZIMMERMAN SIGN COMPANY

Balance Sheets

Assets (Note 4)	December 31, 2001	June 30, 2001
Current assets:
Cash	$ 54,991	5,473
Accounts receivable, net of allowance for doubtful accounts of $840,000 at December 31 and $743,000 at June 30 (note 10)	9,060,034	9,347,846
Other receivables	53,288	458,597
Inventories (note 2)	7,745,135	9,399,472
Income taxes receivable	1,525,000	—
Prepaids and other current assets	148,634	231,419
Deferred tax assets (note 7)	780,359	914,465
Total current assets	19,367,441	20,357,272
Property, plant, and equipment, net (note 3)	2,980,046	3,027,961
Income taxes receivable	—	2,337,823
Other assets	161,241	113,446
	$ 22,508,728 ========	25,836,502 ========
Liabilities and Stockholders' Deficit
Current liabilities:
Current installments of long-term debt (note 4)	$ 2,407,875	6,117,196
Accounts payable	5,081,544	7,421,572
Accrued expenses	3,034,771	1,988,129
Customer deposits	1,240,230	913,009
Total current liabilities	11,764,420	16,439,906
Deferred tax liability (note 7)	75,106	75,333
Long-term debt, excluding current installments (note 4):
Bank debt	11,166,680	11,135,225
Subordinated notes	3,956,660	3,950,882
Total long-term debt	15,123,340	15,086,107
Redeemable preferred stock (note 4):
8% Series A, $0.01 par value, redemption value of $5,250,000. Authorized issued, and outstanding 52,500 shares	4,793,932	4,745,925
6% Series B, $0.01 par value, redemption value of $700,000. Authorized issued, and outstanding 7,000 shares	700,000	700,000
6% Series C, $0.01 par value, redemption value of $625,000. Authorized issued, and outstanding 6,250 shares	625,000	625,000
Total redeemable preferred stock	6,118,932	6,070,925
Stockholders' deficit (notes 4 and 5):
Common stock, $0.01 par value. Authorized 15,000,000 shares; issued 4,235,644 shares; outstanding 3,650,501 shares	42,356	42,356
Additional paid-in capital	2,191,809	2,239,816
Accumulated deficit	(10,759,235)	(12,069,941)
Treasury stock, at cost, 585,143 common shares	(2,048,000)	(2,048,000)
Total stockholders' deficit	(10,573,070)	(11,835,769)
Commitments and contingencies (notes 6 and 11)
	22,508,728 ========	25,836,502 ========

See accompanying notes to financial statements.

ZIMMERMAN SIGN COMPANY

Statement of Operations

Six months ended December 31, 2001

Net sales (note 10)	$ 30,937,058
Cost of good sold	23,617,760
Gross profit	7,319,298
Selling, general and administrative expenses	3,783,180
Interest expense	938,831
Income before income taxes	2,597,287
Income taxes (note 7)	946,702
Net income	1,650,585
Preferred stock dividend and accretion (note 4)	387,886
Net income applicable to common stock	$ 1,262,699
Basic and diluted net income per common share	$ 0.35

See accompanying notes to financial statements.

ZIMMERMAN SIGN COMPANY

Statement of Stockholders' Deficit

Six months ended December 31, 2001

	Common stock		Additional paid-in capital	Accumulated deficit	Treasury stock	Total stockholders' deficit
	Issued Shares	Amount
Balances at June 30, 2001	4,235,644	42,356	2,239,816	(12,069,941)	(2,048,000)	(11,835,769)
Net income	—	—	—	1,650,585	—	1,650,585
Preferred stock dividend	—	—	—	(339,879)	—	(339,879)
Accretion of preferred stock (note 4)	—	—	(48,007)	—	—	(48,007)

Balances at December 31, 2001	4,235,644	$ 42,356	2,191,809	(10,759,235)	(2,048,000)	(10,573,070)

See accompanying notes to financial statements.

ZIMMERMAN SIGN COMPANY

Statement of Cash Flows

Six months ended December 31, 2001

Cash flows from operating activities:
Net income	$ 1,650,585
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	300,910
Deferred income taxes	133,879
Changes in operating assets and liabilities:
Receivable	693,121
Inventories	1,654,337
Prepaids and other current assets	82,785
Income taxes receivable	812,823
Customer deposits	327,221
Accounts payable and accrued expenses	(1,633,265)
Other	(112,754)
Net cash provided by operating activities	3,909,642
Cash flows used in investing activities:
Purchases of property, plant, and equipment	(182,258)
Cash flows from financing activities:
Proceeds from revolving line of credit	387,712
Payments on revolving line of credit	(3,300,086)
Payments on term loans	(765,492)
Net cash used in financing activities	(3,677,866)
Net increase in cash	49,518
Cash at beginning of period	5,473
Cash at end of period	$ 54,991 =======

See accompanying notes to financial statements.

ZIMMERMAN SIGN COMPANY

Notes to Financial Statements

December 31, 2001 and June 30, 2001

(1) General Information and Summary of Significant Accounting Policies

(a) General Information

Zimmerman Sign Company (the Company) is a manufacturer of commercial exterior signs with its manufacturing operations located in east Texas. The Company's customers, consisting primarily of petroleum retailers, automotive retailers, general retailers, and financial institutions, are principally located in North America.

(b) Inventories

Inventories are recorded at the lower of cost (standard cost, which approximates cost determined on a first-in, first-out basis) or market (estimated net realizable value).

(c) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Improvements are capitalized and depreciated over the remaining life of the asset. Repair and maintenance costs are charged to operations as incurred.

Property, plant and equipment are depreciated and amortized using the straight-line method over the following estimated useful lives of the respective assets or lease terms, if shorter:

Estimated Life (in years)
Building	25
Manufacturing equipment	5-8
Transportation equipment	3-7
Leasehold improvements	5-15
Office furniture and equipment	3-8

(d) Other Assets

Other assets are recorded at cost and consist primarily of deposits and deferred loan costs. Deferred loan costs are amortized over the term of the related loans using the interest method.

(e) Revenue Recognition

Revenue is recognized when services are performed or upon the shipment of product unless installation is required, in which case revenue is recognized when the installation is complete. Sales returns and allowances are not significant.

ZIMMERMAN SIGN COMPANY

Notes to Financial Statements

December 31, 2001 and June 30, 2001

(f) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(g) Stock Option Plan

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation expense is recorded only if the current market price of the underlying stock exceeded the exercise price on the date of grant. The Company also provides pro forma disclosures required by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

(h) Statements of Cash Flows

The Company paid $670,425 for interest for the six months ended December 31, 2001. Additionally, the Company paid no taxes for the six months ended December 31, 2001.

(i) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(j) Fair Value of Financial Instruments

The Company defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Financial instruments in the accompanying financial statements include accounts receivable, accounts payable, and debt. The carrying values of accounts receivable and accounts payable approximate fair value.

ZIMMERMAN SIGN COMPANY

Notes to Financial Statements

December 31, 2001 and June 30, 2001

The estimated fair values of the secured revolving line of credit, secured term notes, and the subordinated notes approximate their carrying values at December 31, 2001 and June 30, 2001.

(k) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(l) Net Income Per Share

Basic income per share is computed by dividing income applicable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the entity. Income applicable to common stock gives effect to preferred stock dividends and accretion of preferred stock for the difference between carrying value and liquidation preference.

Shares used in calculating basic and diluted net income per share for the six months ended December 31, 2001 follow:

Weighted average common shares outstanding	3,650,501
Dilutive securities – common stock options	—
Weighted average common and potentially dilutive shares outstanding	3,650,501 =======

Stock options and warrants totaling 960,110 shares were excluded from the net income per share calculation, as they were antidilutive.

ZIMMERMAN SIGN COMPANY

Notes to Financial Statements

December 31, 2001 and June 30, 2001

(2) Inventories

A summary of inventories at December 31, 2001 and June 30, 2001 follows:

	December 31, 2001	June 30, 2001
Raw materials	$ 3,572,198	4,576,823
Work in process	904,857	3,648,764
Finished goods	3,745,680	2,109,885
Allowance for inventory obsolescence	(477,600)	(936,000)
	$ 7,745,135 =========	9,399,472 ========

(3) Property, Plant and Equipment

A summary of property, plant, and equipment at December 31, 2001 and June 30, 2001 follows:

	December 31, 2001	June 30, 2001
Land	$ 262,930	262,930
Building	1,587,312	1,587,312
Manufacturing equipment	2,985,678	2,838,242
Transportation equipment	87,823	87,823
Leasehold improvements	2,059,415	2,054,578
Office furniture and equipment	2,009,189	1,979,204
	8,992,347	8,810,089
Less accumulated depreciation and amortization	6,012,301	5,782,128
	$ 2,980,046 =======	3,027,961 =======

ZIMMERMAN SIGN COMPANY

Notes to Financial Statements

December 31, 2001 and June 30, 2001

(4) Long-Term Debt and Redeemable Preferred Stock

Long-term debt consists of the following at December 31, 2001 and June 30, 2001:

	December 31, 2001	June 30, 2001
Secured revolving line of credit with a bank, due July 1, 2002, monthly interest at prime plus 2% (6.75% and 8.85% at December 31, 2001); at June 30, 2001, monthly interest at prime plus 0.25% or LIBOR plus 2.75% (6.51% to 9.45%)	$ 11,899,822	14,812,196
Secured term notes payable to a bank, due between October 1, 2002 and October 1, 2005, monthly payments of $108,750 plus interest at prime plus 2% (6.75% at December 31, 2001); at June 30, 2001, the term notes provided for interest at prime plus 0.5% to 1.75% or LIBOR plus 3.0% to 4.25% (7.00% to 9.37%)	1,674,733	2,440,225
Subordinated notes, $4,000,000 principal amount, due September 30, 2005, interest payable quarterly at 15%, quarterly payments of principal of $500,000 beginning December 15, 2003, net of $43,340 and $49,118 discount at December 31, 2001 and June 30, 2001, respectively.	3,956,660	3,950,882
	17,531,215	21,203,303
Less current installments	2,407,875	6,117,196
	$ 15,123,340 ========	15,086,107 ========

The Company is party to a Senior Credit Agreement with a bank, which provides for a secured revolving line of credit of $14,100,000 at December 31, 2001 and secured term notes payable, both of which are secured by all of the Company's assets. In November 2001, the Company amended the Senior Credit Agreement to delete the LIBOR option and to change the interest rate on the term loans to prime plus 2%. Additionally, the amendment provided for an equal monthly reduction of the commitment amount from $14,100,000 at December 31, 2001 to $12,000,000 at maturity on July 31, 2002.

The Company is a party to a Senior Subordinated Note, Preferred Stock, and Warrant Purchase Agreement with Bank of America Capital Investors and certain members of Company management, pursuant to which the Company issued $4,000,000 of senior subordinated notes (Notes) and 52,500 shares of 8% Series A preferred stock, which has a liquidation and redemption value of $5,250,000 and is mandatorily redeemable on September 30, 2006

ZIMMERMAN SIGN COMPANY

Notes to Financial Statements

December 31, 2001 and June 30, 2001

(Refinancing Transaction). The Series A preferred stock is also redeemable at the option of the Company and if redeemed prior to September 30, 2003, the redemption value would increase between 1% and 5%. In connection with the issuance of the Notes and Series A preferred stock, the Company issued warrants representing the rights to purchase shares of the Company's common stock (161,800 warrants related to the Notes and 1,036,034 warrants related to the Series A preferred stock) at an exercise price of $3.79 per share, the approximate market price of the common stock at the transaction date. The carrying values of the Notes and Series A preferred stock were reduced to reflect the estimated fair value of the warrants, $0.70 per share, which has been included in additional paid-in capital. Additionally, Series A preferred stock issuance costs of $250,310 were netted against the proceeds received upon issuance and the subordinated debt issuance costs of $190,743 are included in other assets and are being amortized over the term of the related debt. The Notes and Series A preferred stock are being accreted from their current carrying values to their redemption values over the lives of the respective instruments using the interest method.

During 1999, the Company purchased 357,143 shares of its common stock from its largest stockholder at a cost of $625,000 in cash and 6,250 shares of the Company's 6% Series C preferred stock, which has a liquidation and redemption value of $625,000. Additionally, the Company purchased 228,000 shares of its common stock from an officer of the Company at a cost of $98,000 in cash and 7,000 shares of the Company's 6% Series B preferred stock, which has a liquidation and redemption value of $700,000. The Series B and Series C preferred stock are subordinate to the Company's Series A preferred stock. In connection with the aforementioned stock purchases, the Company cancelled 343,655 of its outstanding warrants resulting in 854,259 warrants remaining outstanding at December 31, 2001. At December 31, 2001, common shares outstanding assuming exercise of the outstanding options and warrants would be 4,642,532 (including 30,921 options that have not yet been granted).

On April 13, 2001, the Company also amended the Senior Subordinated Notes and other agreements, amending certain terms of the instruments and certain financial covenants in the Subordinated Note Agreement governing such instruments. The amendments to the Subordinated Note Agreement increase the interest payable on the Notes from 12% to 15% and allow the Company to defer payment of interest on the Notes that accrues prior to July 1, 2002 and a portion of such interest thereafter. The amendments to the Preferred Stock Agreement increase the dividend rate for the preferred stock from 8% to 11% and allow the Company to defer payment of dividends on the preferred stock that accrue prior to July 1, 2002 and a portion of such dividends thereafter. If the Company has achieved a specified cash flow leverage ratio for two consecutive measurement periods and accrued interest is paid, then the interest rate will be reduced to 12% and the dividend rate on the preferred stock will be reduced to 8%.

In connection with the April 13, 2001 amendment to the Company's credit facilities, Bank of America Capital Investors purchased 2,380,952 shares of the Company's common stock at a price per share of $0.84, for a total purchase price of $2,000,000. The price per share was based on an independent appraisal. Proceeds from the sale of common stock were used to repay amounts outstanding under the Senior Credit Agreement. The Stock Purchase Agreement contains covenants that, among others, limit mergers or consolidations, investments, and liens.

ZIMMERMAN SIGN COMPANY

Notes to Financial Statements

December 31, 2001 and June 30, 2001

The Senior Credit Agreement and the Subordinated Note Agreement, as amended in November 2001, contain certain financial covenant requirements. The Company was not in compliance with certain of the financial covenants at June 30, 2001 and December 31, 2001, and obtained waivers from the lenders.

On June 26, 2002, the Company entered into an amendments to its Senior Credit Agreement as described in note 12.

Although there can be no assurance of future compliance with the covenants under its credit facilities, the Company believes that it will be able to comply with all financial covenants for subsequent quarterly measurement periods. Should the Company not be able to comply with these covenants, an event of default could occur, under which, in accordance with the terms of one or more of the debt and stock agreements, the lenders under such agreements could require immediate repayment of the loans or notes plus accrued interest. In these circumstances, cross defaults could occur making substantially all of the Company's other long-term debt due. If such debt were to be accelerated, the Company cannot be certain that its assets would be sufficient to repay in full the debt that would be accelerated. If such events were to occur, the Company would seek additional debt or equity financing; however, there can be no assurance that such financing would be available, or if available, on terms acceptable to the Company.

The Company believes that its credit facilities will satisfy its planned operational requirements for 2002. The Company has examined and continues to explore alternative capital sources; however, there can be no assurance that any further financing can be obtained on terms acceptable to the Company.

The aggregate maturities of long-term debt are as follows:

Year ending December 31:
2002	$ 2,407,875
2003	11,666,680
2004	2,000,000
2005	1,500,000
$ 17,574,555 ========

(5) Stock Options

The Company has a stock option plan (the Plan) under which 185,000 shares of common stock are reserved for issuance at exercise prices that are equal to the market value of the common stock at the date of grant. The Plan provides for the grant of incentive stock options to employees, officers, and directors. At both June 30, 2001 and December 31, 2001, 105,851 options were outstanding at exercise prices ranging from $3.31 per share to $3.79 per share. Of the outstanding options at June 30, 2001 and December 31, 2001, 90,331 and 96,591 options, respectively, were vested at exercise prices ranging from $3.31 to $3.79.

ZIMMERMAN SIGN COMPANY

Notes to Financial Statements

December 31, 2001 and June 30, 2001

The per share weighted average fair value of stock options granted during 2000 and 1998 was $1.14 on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: no dividend yield, 5.10% risk-free interest rate, and an expected volatility of 21% over the life of the options.

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and basic income per share for the six months ended December 31, 2001 would have changed to the pro forma amounts indicated below:

December 31, 2001
Net income:
As reported	$ 1,262,699
Pro forma	1,256,416
Basic net income per share:
As reported	0.35
Pro forma	0.34

(6) Leases

The Company has noncancelable operating leases, primarily for office and plant facilities in Dallas, Jacksonville, and Tyler, Texas, that expire on various dates through 2005. The operating leases contain options at the end of the lease terms to extend the leases at the then fair rental value for a period of up to five years.

Future minimum lease payments and sublease receipts under operating lease commitments with initial or noncancelable terms in excess of one year, at inception, as of December 31, 2001 follow:

	Operating lease payments	Operating sublease receipts
Year ending December 31:
2002	$ 417,129	22,746
2003	172,891	17,060
2004	73,674	—
2005	3,586	—
Total	$ 667,280 =======	39,806 =======

Total rental expense for operating leases was approximately $273,055 for the six months ended December 31, 2001, and total sublease rental income for operating leases was approximately $32,000 for the six months ended December 31, 2001.

ZIMMERMAN SIGN COMPANY

Notes to Financial Statements

December 31, 2001 and June 30, 2001

(7) Income Taxes

Income tax expense for the six months ended December 31, 2001 differed from the amount computed by applying the U.S. federal income tax rate of 34% to income before federal income taxes as a result of the following:

Computed "expected" tax expense	$ 883,078
Nondeductible expenses	12,907
State income taxes, net of federal income tax effect	36,059
Other	14,658
$ 946,702 =======

The components of income tax expense for the six months ended December 31, 2001 is as follows:

Current expense	$ 812,823
Deferred expense	133,879
$ 946,702 =======

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2001 and June 30, 2001 are presented below:

	December 31, 2001	June 30, 2001
Accounts receivable allowance for doubtful accounts	$ 285,600	252,620
Inventories, principally due to differences of inventory capitalization for tax purposes and reserve for obsolescence	369,254	552,264
Accrued vacation	114,717	109,581
Property, plant, and equipment, principally due to differences in depreciation	(75,106)	(67,616)
Other	10,788	(7,717)
	$ 705,253 =======	839,132 =======

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that realization of some portion or all of the deferred tax assets are dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, the ability to carry back such deductions, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, the ability to carry back such deductions, and projections for future taxable income over the periods that the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

ZIMMERMAN SIGN COMPANY

Notes to Financial Statements

December 31, 2001 and June 30, 2001

(8) Employee Benefits

The Company makes payments to a multiemployer retirement plan for certain employees in accordance with the bargaining unit contracts. Under the terms of the union contracts, the Company is obligated to contribute 3% of gross wages paid to covered employees. Total expense paid for employees represented by the bargaining units was approximately $119,062 for the six months ended December 31, 2001.

In August 1995, the Company began sponsoring a retirement plan in accordance with Section 401(k) of the Internal Revenue Code that allows substantially all employees not covered by collective bargaining agreements to participate. The Company's contribution to the retirement plan is determined based on 50% of each dollar an employee contributes with a maximum of 3% of gross wages per employee. Contributions were approximately $69,000 for the six months ended December 31, 2001.

(9) Related-Party Transactions

Included in long-term debt at December 31, 2001 and June 30, 2001 is approximately $471,000 and $604,000, respectively, of subordinated notes due to certain members of Company management.

(10) Concentrations of Risk

The Company has certain customers, primarily in the petroleum retailing and automotive manufacturing industries, which individually account for greater than 10% of net sales for the six months ended December 31, 2001. The Company had three such customers accounting for approximately $11,900,000, $5,800,000 and $4,400,000 of net sales. Additionally, accounts receivable from three customers aggregated greater than 30% of total accounts receivable at December 31, 2001.

(11) Contingencies

The Company is a party to various legal proceedings arising in the ordinary course of business. While any proceeding or litigation has an element of uncertainty, management believes that the final outcome will not have a materially adverse effect on the Company's financial position, results of operations, or liquidity.

(12) Subsequent Event – Amendment of Senior Credit Agreement

On June 26, 2002, the Company entered into an amendment to its Senior Credit Agreement, which included the following:

ZIMMERMAN SIGN COMPANY

Notes to Financial Statements

December 31, 2001 and June 30, 2001

  The maximum availability under the revolving line of credit was adjusted to $10,000,000 and the maturity date was extended to July 1, 2003.

  The amount of the secured term notes was adjusted to $2,000,000 and the maturity date was extended to the earlier of July 1, 2005, the maturity date of the revolving line of credit, or the date of any refinancing of outstanding borrowings under the revolving line of credit.

  The Company has agreed to remit the income tax refund, as defined, to the bank upon receipt by the Company to be applied first, $500,000 to the principal outstanding on the secured term notes, and next to the outstanding borrowings under the revolving line of credit.

  New financial covenants requiring the Company to maintain certain specified levels of tangible net worth, debt service coverage ratio, and current ratio were instituted, replacing the financial covenants in the previous effective agreement.

  Restrictions on indebtedness, encumbrances, investments, payment of dividends, and payment of subordinated debt.

The maturities of long-term debt as of December 31, 2001 and classification of long-term debt in the accompanying June 30, 2001 and December 31, 2001 balance sheets reflect the effects of this amendment.